Exhibit 33

October 14, 2015

Mr. Michael T. Flynn

10221 Chapel Road

Potomac, Maryland 20854

Re:     Consulting Arrangement with Eagle Bancorp, Inc. (the “Company”)

Dear Mike,

Thank you for your years of service to the Company. In light of your retirement as an employee of the Company and EagleBank on October 31, 2015, we wish to continue to benefit from your services on an interim, as-needed basis as follows:

Engagement. The Company hereby engages, and you hereby agree to serve, as a consultant to the Company, effective November 1, 2015, for a term not to exceed one-year. Assignments will be made from time to time by the Chairman and Chief Executive Officer of the Company (the “Chairman”) and/or the EagleBank Chief Operating Officer (“COO”), in their respective discretion, and shall be performed by you in a manner that is efficient but not to exceed 20 hours per week (the “Weekly Threshold”). You will report directly to the Chairman.

Scope of Work. The purpose of the engagement is for you to assist the Company in maintaining and bettering “buy-sell side” investor relations, including but not limited to outreach to and communication with institutional shareholders, analysts, investment bankers and other members of the investment and capital markets community, including but not limited to for the purpose of increasing (a) the number of investors, (b) shareholder geographic diversity and (c) trading volume. It is contemplated that the scope of your services will primarily revolve around such investor relations. Assignments may include assisting with earnings scripts, press releases and Company filings; preparation of materials and preparation of the Chairman for investor conferences; serving as Company liaison with the Company transfer agent; preparation of materials and preparation of the Chairman for shareholder meetings, road shows and meetings with analysts; and attendance at some of such events. The Chairman and the COO each have the right to have you assist on other corporate matters, subject to the Weekly Threshold.

Compensation. During the term of this arrangement, you will be paid as an independent contractor at the gross rate of $12,750 per month, payable monthly. You will be responsible for all “withholding” /self-employment tax obligations. No employee benefits are applicable to your services as an independent contractor. The Company reserves the right to pay additional compensation at the end of the term for the services rendered, in its sole and absolute discretion. [This shall confirm that the Company reserves the right, as well, to pay (in cash or otherwise) a bonus with respect to your service as an employee in 2015, payable in first quarter 2016 if awarded.] You may seek reimbursement for out-of-town travel and entertainment expenses to the extent not originally borne by the Company on your behalf.

Termination. This arrangement is that of independent contractor and is not an employment relationship. Either of us may terminate the arrangement on 60 days’ prior notice. If not terminated earlier or extended by written agreement, this arrangement shall expire on October 31, 2016.

Confidentiality. You agree to maintain in full confidence and in accordance with all laws (including Gramm-Leach-Bliley) all information you have and learn about the Company and its subsidiaries. In furtherance thereof, you agree to execute our standard Consultant Confidentiality Agreement with respect to your services hereunder.

Communication Capability. You agree to maintain (subject to force majeure) means of communications, including without limitation a mailing address, telephone number and email address. Access to the Company systems will lapse upon your separation from employment on October 31, 2015. Notwithstanding the above, the Company reserves the right to provide office space, office equipment and/or remote access, from time to time.

Miscellaneous. In connection with your provision of services hereunder, you agree (a) to comply with all laws and all Company policies of which you are aware and to maintain backup practices for all electronically stored documents and data and (b) not to subcontract any of the assignments given you, not to hold yourself out as an employee of the Company, and not seek to bind the Company to any contract or agreement.

Mike, we are glad that we will have the opportunity to continue to work together as you begin your retirement. Please sign below to evidence your agreement to the above.

Very truly yours,

Eagle Bancorp, Inc.

By: ____________________________

Ronald D. Paul

Chairman and Chief Executive Officer

AGREED:

____________________________

Michael T. Flynn

Date: October __, 2015